Exhibit 99.1

Tricon Announces Date for Fourth Quarter 2023 Earnings Release

TORONTO--(BUSINESS WIRE)--February 7, 2024--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”), an owner, operator and developer of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, announced today that it intends to release its financial results for the fourth quarter of 2023 after markets close on February 27th, 2024. The company will not be holding a conference call following the release.

Tricon’s financial statements and management’s discussion and analysis for the fourth quarter and year ended December 31, 2023 will be made available on the Company’s website, on the U.S. Securities and Exchange Commission website at www.sec.gov and on the Canadian Securities Administrators’ website at www.sedar.com. The Company will also release supplementary information which will be available on the Tricon Residential Investor Relations website at www.triconresidential.com.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner, operator and developer of a growing portfolio of approximately 38,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: IR@triconresidential.com